AB
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10027847

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
122

UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caris & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

853 Camino Del Mar, Ste. 100
(No. and Street)

Del Mar	CA	92014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandie Turley 858-704-0319
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North Ste. 500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/2010
gD

OATH OR AFFIRMATION

I, Sandie Turley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caris & Company, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Senior Managing Director
Title

see acknowledgment

____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of [redacted]n. CASH FLOWS
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ✓ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Supplemental Independent Auditors Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Diego

On 2/12/10 (Date) before me, Tamara L. Castillo (Here Insert Name and Title of the Officer),

personally appeared Sandie Turley (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

TAMARA L. CASTILLO
Commission # 1797397
Notary Public - California
San Diego County
My Comm. Expires May 5, 2012

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 2/12/10 Number of Pages: 1

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer(s)

Signer's Name: Sandie Turley

- ☒ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: N/A

- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

CARIS & COMPANY, INC.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEAR ENDED DECEMBER 31, 2009
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

CARIS & COMPANY, INC.

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Caris & Company, Inc.
Del Mar, California

We have audited the accompanying statement of financial condition of Caris & Company, Inc. (the "Company) as of December 31, 2009, and the related statement of operations, changes in shareholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caris & Company, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 18 through 21 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 22, 2010

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

CARIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 2,516,873
Deposit with clearing organization	250,000
Securities - trading	94,029
Prepaid expenses	89,127
Other receivables	4,000
Total current assets	2,954,029
Deposits	186,001
Property and equipment, net	52,962
Total assets	$ 3,192,992

The accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION (CONTINUED)
December 31, 2009

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 289,606
Compensation and benefits payable	970,363
Total current liabilities	1,259,969
Subordinated loan	393,345
Total liabilities	1,653,314
COMMITMENTS AND CONTINGENCIES (Note 9)	
SHAREHOLDERS' EQUITY	
Preferred stock - Series A - $1 noncumulative $1 par value nonvoting - 5,000 shares authorized - 1,955 shares issued and outstanding (liquidation preference of $1,000 per share)	1,955
Preferred stock - Series B - $1 noncumulative $1 par value nonvoting - 200,000 shares authorized - 62,500 shares issued and outstanding (liquidation preference of $8 per share)	62,500
Preferred stock - Series D - stated value of $14.15 non-voting - 100,000 shares authorized - 17,667 shares issued and outstanding (liquidation preference of $14.15 per share)	250,000
Preferred stock - Series E - stated value of $.001 non-voting - 400,000 shares authorized - 75,000 shares issued and outstanding (liquidation preference of $13.33 per share)	75
Common stock - no par value, authorized 4,000,000 shares - issued and outstanding 1,376,553 shares	3,503,600
Additional paid-in-capital	3,013,350
Accumulated deficit	(5,291,802)
Total shareholders' equity	1,539,678
Total liabilities and shareholders' equity	$ 3,192,992

The accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

Revenues:	
Brokerage commissions	$ 10,894,656
Research revenue	3,170,265
Investment banking revenue	749,928
Securities trading revenue	51,925
Interest and dividends	30,437
Miscellaneous	10,521
Total revenues	14,907,732
Expenses:	
Compensation and related benefits	10,712,861
Communication expenses	1,223,108
Rent and occupancy costs	1,102,071
Travel and entertainment	692,017
Brokerage expenses	489,064
Professional fees	149,036
License and permits	120,302
Office expenses	97,173
Depreciation expense	48,757
Insurance	41,938
Interest	29,424
Subscription and fees	22,151
Miscellaneous	16,165
Contributions	6,480
Total expenses	14,750,547
Net income before income taxes	157,185
Provision for income taxes	18,742
Net income	$ 138,443

The accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2009

	Shares Common Stock	Common Stock	Series A Shares Preferred Stock	Series A Preferred Stock	Series B Shares Preferred Stock	Series B Preferred Stock	Series D Shares Preferred Stock	Series D Preferred Stock	Series E Shares Preferred Stock	Series E Preferred Stock	Additional Paid in Capital	Accumulated Deficit	TOTAL
Balance at December 31, 2008	1,180,998	$ 3,128,600	1,563	$ 1,563	62,500	$ 62,500	17,667	$ 250,000	-	$ -	$ 1,867,228	$ (5,430,245)	$ (120,354)
Common Stock Issued	195,555	375,000	-	-	-	-	-	-	-	-	-	-	375,000
Issuance of Preferred A Stock	-	-	590	590	-	-	-	-	-	-	589,410	-	590,000
Issuance of Preferred E Stock	-	-	-	-	-	-	-	-	75,000	75	749,925	-	750,000
Redemptions	-	-	(198)	(198)	-	-	-	-	-	-	(198,009)	-	(198,207)
Stock Compensation Expense	-	-	-	-	-	-	-	-	-	-	4,796	-	4,796
Net Income	-	-	-	-	-	-	-	-	-	-	-	138,443	138,443
Balance at December 31, 2009	1,376,553	$ 3,503,600	1,955	$ 1,955	62,500	$ 62,500	17,667	$ 250,000	75,000	$ 75	$ 3,013,350	$ (5,291,802)	$ 1,539,678

The accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2009

Balance at December 31, 2008	$	393,345
Additions		-
Reductions		-
Balance at December 31, 2009	$	393,345

The accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 138,443
Adjustments to reconcile net income to net cash provided by operating activities:	
Stock compensation expense	4,796
Depreciation and amortization	48,757
Decrease (increase) in assets:	
Securities - trading	(93,853)
Prepaid expenses	(79,227)
Deposits	30,825
Increase in liabilities:	
Compensation and benefits payable	326,347
Accounts payable and accrued expenses	29,018
Net cash provided by operating activities	405,106
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(12,993)
Net cash used in investing activities	(12,993)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Issuance of Preferred A Stock	590,000
Issuance of Preferred E Stock	750,000
Issuance of Common Stock	375,000
Redemption Payable	(368,333)
Redemption of Preferred A Stock	(198,207)
Net cash provided by financing activities	1,148,460
Net increase in cash and cash equivalents	1,540,573
Cash and cash equivalents at the beginning of the year	976,300
Cash and cash equivalents at the end of the year	$ 2,516,873

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Taxes	$ 9,509
Interest	$ 34,053

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Caris & Company, Inc. (the "Company") offers various securities and broker and dealer services. The Company is registered with the Securities and Exchange Commission (SEC) and operates pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. These statements have been prepared in accordance with standards established for the securities broker-dealer industry. On July 28, 2009, the Company adopted the Amended and Restated Articles of Incorporation of Caris & Company, Inc.

NOTE 2 - ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash balances in one financial institution as well as with its clearing firm. Accounts are secured by the Federal Deposit Insurance Corporation or by the Securities Investor Protection Corporation up to legal limits. At times, balances may exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from this institution.

Property and Equipment

Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to five years. Leasehold improvements are amortized over the life of the lease. Maintenance costs are considered period costs and are expensed when incurred.

Share-Based Compensation

The Company accounts for stock-based compensation expense based on the estimated fair value of the stock option awards as of the grant or modification date. The Company estimates the fair value of stock option awards using the Black-Scholes option valuation model, which requires the input of subjective assumptions including the expected stock price volatility, the calculation of expected term, and the fair value of the underlying common stock on the date of grant, among other inputs. Stock compensation expense is recognized on a straight-line basis over each optionee's requisite service period, which is generally the vesting period.

The Company bases its estimate of expected volatility on historical trends of the Company which were believed would be indicators of its future stock price volatility. The Company calculates the expected term of its options using the plain vanilla method as allowed for in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") ASC 718-10-S99.

NOTE 2 - ACCOUNTING POLICIES (Continued)

Income Taxes

In 2009, the Company adopted the uncertain tax provisions of ASC 740, *Income Taxes*, for its current year. The standard addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2009, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2009, the Company has no accrued interest or penalties related to uncertain tax positions.

Revenue Recognition

Securities transactions and related commission revenue are recorded on a settlement date basis. The Company records research revenue at the time of receipt of funds which evidences acceptance of the research services.

Advertising

The Company expenses advertising costs as incurred.

Investments and Financial Instruments

The carrying values reflected in the statements of financial condition at December 31, 2009 reasonably approximate their fair values in accordance with ASC 820, *Fair Value Measurements and Disclosures,* which requires assets to be measured at fair value and segregated into one of three levels. In making such assessment, the Company has utilized quoted prices in active markets for identical assets (Level 1). No allowance for potential credit losses was considered necessary at December 31, 2009.

The Company accounts for its investments in accordance with ASC 320, *Investments - Debt and Equity Securities*, which requires investments to be classified into the following three categories: held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are presented at amortized cost. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses on available-for-sale securities are reported in a separate component of members' equity.

NOTE 2 - ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers. Although certain customers with margin accounts are cleared by another broker-dealer on a fully disclosed basis, the Company may be exposed to off-balance sheet risk in the event such customers are unable to fulfill their contractual obligations.

The Company is involved in the speculative trading of securities, including short securities and margin accounts, which carries substantial risks. The Company participates in the trading of short securities positions that it does not own. When the Company participates in short selling, it is an obligation to purchase such securities at a future date. Short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market value of the short securities positions increases prior to when the Company subsequently closes the positions through the purchase of such securities. The Company seeks to limit the potential for losses through ongoing monitoring and establishment of offsetting positions, however, losses may nevertheless occur.

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In May 2009, the FASB issued authoritative guidance establishing general standards of accounting and disclosure for events that occur subsequent to the balance sheet date but before financial statements are issued or are available to be issued, which we adopted on a prospective basis beginning April 1, 2009. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date. The application of this guidance did not have an impact on the Company's financial statements. In addition, management has evaluated subsequent events through the date the financial statements were available for issue, February 22, 2010.

In June 2009, the FASB issued authoritative guidance to improve financial reporting by enterprises involved with variable interest entities. The guidance is effective for interim and annual periods beginning after November 15, 2009, with earlier adoption permitted. The Company does not anticipate the adoption of this guidance to have a material impact on its future financial statements.

NOTE 2 - ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements (Continued)

In June 2009, the FASB issued authoritative guidance establishing the Hierarchy of Generally Accepted Accounting Principles. The guidance provides for the FASB Accounting Standards Codification, or Codification, to become the single official source of authoritative, nongovernmental GAAP. The Codification did not change GAAP but reorganizes the literature. The application of this guidance did not have a material impact on the Company's financial statements.

In August 2009, the FASB issued authoritative guidance that provides clarification for circumstances in which a quoted price in an active market for an identical liability is not available. The guidance is intended to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. The guidance was effective for the first interim reporting period beginning after issuance. The application of this guidance did not have a material impact on the Company's financial statements.

NOTE 3 - INVESTMENTS AND FINANCIAL INSTRUMENTS

At December 31, 2009, the Company held investments in common stock that were classified as trading. At December 31, 2009, the fair value of the investments in accordance with ASC 820 consists of the following:

	December 31, 2009	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)
Securities - trading	$ 94,029	$ 94,029
Total	$ 94,029	$ 94,029

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2009:

Office furniture	$ 95,512
Office equipment	287,644
Leasehold improvements	27,252
	410,408
Less: Accumulated depreciation and amortization	(357,446)
Total furniture and equipment, net	$ 52,962

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $100,000 or 6 and 2/3% of aggregated indebtedness (approximately $82,000 at December 31, 2009), whichever is higher. At December 31, 2009, the Company had net capital of $1,586,590 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 0.79 to 1.

NOTE 6 - SUBORDINATED LOAN

During April 2004, the Company borrowed from its major shareholder the sum of $393,345 which was due and payable in May 2008, but was extended to June 30, 2011. The loan bears interest at a rate of 6% per annum.

NOTE 7 - EQUITY

Long-term incentive value is delivered to selected key employees by granting Restricted Stock Units ("RSUs"), which have either time or performance-based vesting features. The fair value of an RSU is equal to the market value of a share of stock on the date of grant. Time-based RSUs vest over a specified period following the date of grant, unless forfeited, and will be paid out in the form of stock, cash or deferred cash at the Company's discretion at the end of the vesting period. As of December 31, 2009, the Company has outstanding 61,377 RSUs awarded under the Caris & Company 2007 Restricted Stock Unit Award Plan. This Plan provides for the grant of up to 2,000,000 RSUs that equate to Caris Ordinary Shares (Phantom Shares) on a one-for-one basis and are subject to the provisions of the Plan.

The following table summarizes RSU activity for the year ended December 31, 2009:

	Number of Shares	Weighted-Average Fair Value	Intrinsic Value
Outstanding at December 31, 2008	77,647	$ 0.15	$ -
Granted	14,806	0.15	-
Additional shares vested	-	-	-
Released from restrictions	-	-	-
Forfeited	(31,076)	0.15	-
Outstanding at December 31, 2009	61,377	$ 0.15	$ -
Vested at December 31, 2009	-	$ 0.15	$ -

NOTE 7 – EQUITY (Continued)

There was approximately $700 of total unrecognized compensation cost related to nonvested RSUs outstanding as of December 31, 2009. This cost is expected to be recognized as expense over a weighted average period of approximately two (2) years.

The Company has outstanding 8,558 Shares of Restricted Stock under the Restricted Stock Plan. The Restricted Stock Plan allows for the issuance of up to 25,000 shares of Restricted Stock. The Restricted Stock is subject to certain restrictions. All restrictions on shares of Restricted Stock lapse after a specified amount of time.

The compensation expense attributed to the RSUs and the grants of Restricted Stock amounted to $4,168 during the year ended December 31, 2009.

During fiscal 2009, the Company issued 75,000 shares of $0.001 par value, Preferred class E stock to two investors for $750,000. The Company issued 590 shares of $1 par value, Preferred class A stock for consideration of $590,000. Additionally, the Company issued 195,555 common no-par shares during the year in consideration of $375,000. Total consideration received for the year ended December 31, 2009 for issuance of both preferred and common stock totaled $1,715,000.

The Company redeemed 198 Preferred class A shares for $198,207.

Options for the purchase of common stock are issued at the discretion of the Board of Directors under the terms of the Company's 2005 Equity Incentive Plan whereby the Company may offer up to 300,000 shares of its no par value common stock pursuant to the Plan. The Plan allows the Company to grant awards to various employees as Incentive Stock Options, Nonstatutory Stock Options, or stock bonuses. The Plan was amended on December 21, 2009, to increase the amount of shares available for grant to 500,000. As of December 31, 2009, there are 362,000 available for issue under this Plan.

The following table summarizes stock option activity for the year ended December 31, 2009:

	Options Outstanding	Weighted-Average Exercise Prices
Balance at December 31, 2008	202,500	$ 12.06
Granted	3,000	15.00
Exercised	-	-
Forfeited	(67,500)	(11.47)
Balance at December 31, 2009	138,000	$ 12.41

NOTE 7 – EQUITY (Continued)

The fair value of granted options was estimated at the grant date using the Black-Scholes pricing model with the following assumptions and results:

Expected dividend yield	0%
Weighted average risk-free rate	1.27% to 4.97%
Expected volatility	10%
Expected holding period (in years)	1.5 to 6.97
Weighted average fair value of awards	$ -

The expected dividend yield is based on the current dividend rate and the price of the Company's shares over the most recent period. The expected volatility is based upon the volatility of similar public entities operating in the Company's industry over the most recent period and the expected life of the applicable stock options. The risk-free interest rate is based upon the interest rate on U.S. Treasury securities with maturities that correspond with the expected life of the applicable stock options, taking into consideration the vesting period and contractual lives of the applicable options. Compensation expense is net of an estimated forfeiture rate based on historical experience with similar options.

The following table summarizes information about stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.00 - $0.40	10,000	5.05	$ 0.47	10,000	$ 0.70
$10.00 - $12.50	64,000	5.05	11.84	56,000	11.79
$14.29 - $15.00	61,500	4.56	14.59	7,500	14.50
$20.00	2,500	5.05	20.00	2,500	20.00
	138,000	4.83	$ 12.41	76,000	$ 10.87

The fair value of granted options was estimated at the grant date using the Black-Scholes pricing model. The amount of compensation expense attributed to the options which vested during fiscal 2009 is $628.

NOTE 7 – EQUITY (Continued)

The total value of the stock option awards is expensed on a straight-line basis over the service period of the employees receiving the awards. As of December 31, 2009, total unrecognized compensation cost related to stock option awards was approximately $100 and the related weighted average period over which it is expected to be recognized is approximately 0.3 years.

The aggregate fair value of options granted during the year ended December 31, 2009 was $0. There was no aggregate intrinsic value of options remaining at December 31, 2009 as the current exercise price of the underlying options was greater than the share price.

NOTE 8 - RELATED PARTY TRANSACTIONS

As discussed in Note 6, the Company borrowed $393,345 in a subordinated loan agreement executed by the Company and approved by Financial Industry Regulatory Authority ("FINRA") from the Company's principal shareholder due June 2011. The interest of approximately $23,600 was paid during the year ending December 31, 2009.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company has operating leases for its office facilities in Del Mar, Los Angeles, San Francisco, Atlanta, Boston, Arlington, and New York. The leases expire at various times through January 31, 2014. The Company has a sublease on one of their facilities in San Francisco to another tenant for the remainder of the lease term. Additionally, the Company makes payments on an apartment lease in New York that is used for business purposes.

Future minimum lease payments under the Company's operating leases are as follows:

Year Ending December 31,	Operating	Sublease	Total
2010	$ 1,023,438	$ (102,036)	$ 921,402
2011	577,930	-	577,930
2012	180,575	-	180,575
2013	78,477	-	78,477
2014	6,540	-	6,540
	$ 1,866,960	$ (102,036)	$ 1,764,924

Rent expense was $1,039,019 for the year ended December 31, 2009.

The Company has entered into various agreements pursuant to operating within the securities and broker dealer services industry which provide for minimum fees to be paid on an annual basis in return for services provided.

NOTE 9 - COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 10 - EMPLOYEE 401(k) SAVINGS PLAN

The Company has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law. The Company does not make contributions to the Plan.

NOTE 11 – INCOME TAXES

Significant components of the provision for income taxes for the year ended December 31, 2009 are as follows:

Current provision:	
Federal	$ -
State	18,742
	18,742
Deferred expense:	
Federal	-
State	-
	-
Total income tax provision	$ 18,742

NOTE 11 – INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes at December 31, 2009 are as follows:

Deferred tax assets:	
Net operating losses	$ 1,977,100
Depreciation	300
State taxes	600
	1,978,000
Deferred tax assets	1,198,000
Valuation allowance deferred tax assets	(1,198,000)
Net deferred tax assets	$ -

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, the Company will not realize some or all of the deferred tax assets. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance decreased by approximately $80,000 from December 31, 2008. At December 31, 2009, the Company had state net operating loss carry-forwards of approximately $3,400,000. The federal and state tax loss carry-forwards will begin to expire in 2025 and 2017 respectively, unless previously utilized.

California has suspended the utilization of net operating loss carryforwards for the year ended 2009.

The effective tax rate varied from the federal statutory rate of 34% for the year ended December 31, 2009 primarily as a result of non deductible expenses and utilization of net operating loss carryforwards previously allowed for.

SUPPLEMENTARY INFORMATION

CARIS & COMPANY, INC.
COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Shareholders' equity	$ 1,539,678
Add allowable liabilities:	
Subordinated loan	393,345
Total	1,933,023
Less non-allowable assets:	
Deposits	(186,001)
Other receivables	(4,000)
Prepaid expenses	(89,127)
Property and equipment	(52,962)
Non-allowable assets	(332,090)
Less: Other deductions and/or charges	-
Net capital before charges on security positions	1,600,933
Less haircuts on security positions:	
Securities	(14,343)
Net capital	$ 1,586,590

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	$ 100,000
Net capital in excess of amount required	$ 1,486,590
Aggregate indebtedness	$ 1,259,969
Ratio of aggregate indebtedness to net capital	0.79 to 1

CARIS & COMPANY, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION AMOUNTS PREVIOUSLY REPORTED
December 31, 2009

Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 1,615,730
Adjustments:	
License and permits	(19,600)
Tax expense	(9,540)
Net Capital as reported on the Company's amended FOCUS report	$ 1,586,590
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Reports	$ 1,230,829
Adjustments:	
Accrued expenses	29,140
Aggregate indebtedness as reported on the Company's amended FOCUS report	$ 1,259,969

CARIS & COMPANY, INC.
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2009

A computation of reserve requirement is not applicable to Caris & Company, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

CARIS & COMPANY, INC.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2009

Information relating to possession or control requirements is not applicable to Caris & Company, Inc., as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Caris & Company, Inc.
Del Mar, California

In planning and performing our audit of the Caris & Company, Inc. (the "Company") financial statements, as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 22, 2010

PKF
Certified Public Accountants
A Professional Corporation

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON THE COMPANY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY RULE 17A-5(E)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Caris & Company, Inc.
Del Mar, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2009, which were agreed to by Caris & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating Caris & Company, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Caris & Company, Inc.'s management is responsible for the Caris & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and traced listed assessment payments to amounts clearing on original bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers by reviewing the Company's accounting records and internal financial information noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers by reviewing the Company's accounting records and internal financial information supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 22, 2010

PKF
Certified Public Accountants
A Professional Corporation

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052713 FINRA DEC
CARIS & COMPANY INC 16*16
853 CAMINO DEL MAR STE 100
DEL MAR CA 92014-2804

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 27,743

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (8,143)
7/29/09
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 19,600

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 19,600

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 19,600

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Caris & Company, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Sr. Managing Director
(Title)

Dated the ____ day of ______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,658,914
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	22,994
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	483,135
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	51,050
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4345	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	4345
Total deductions	561,524
2d. SIPC Net Operating Revenues	$ 11,097,390
2e. General Assessment @ .0025	$ 27,743

(to page 1 but not less than $150 minimum)